Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

12 November 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 12/2

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

12 November 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

BUSINESS ACQUISITION

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that a wholly owned subsidiary of the Company, Sam's Seafood Hamilton Ltd, has signed a Sale of Business Agreement ("the Agreement")to acquire Ocean Fresh Seafood, a division of Carter and Spencer Group. This business is one of the major seafood operators based in Brisbane, Queensland specialising in restaurants and supermarket trades with an annual turnover of $15 million dollars. The settlement date is scheduled to be on 31 January 2003 subject to the due diligence process.

The purchase price for the acquisition of the business, plant & equipment and its associated land is $2,200,000, plus stock.

This consideration will be met by $1,200,000 in cash and $1,000,000 in ordinary shares in the capital of the Company at the price equivalent to 90% of the weighted average market price over the five trading days preceding to the signing of the Agreement. These shares will be allocated out of the holdings of one of the founding shareholders, namely Tania Noutsatos. Accordingly, no new shares in the Company will be issued as part of the transaction. In addition, 100% of the shares allocated to the owner of Ocean Fresh Seafood will be held in voluntary escrow for 12 months.

Following completion of the transaction, the Company will become the leading force in the seafood business in Queensland and one of the major players in Australia. This acquisition will provide in-roads for the Company to expand further into the supermarket business and will create synergies to the existing operations and deliver positive earnings to the Sam's Seafood Group.

The directors and management of the Company are very excited about the future prospects from this acquisition and believe that it will quicken the process for the Company to achieve its goal of becoming the leading player in the seafood industry in Australia.

Ken Situ
Company Secretary

SAM'S

SEAFOOD

PRESS RELEASE

12 November 2002

Sam's Seafood nets Ocean Fresh Seafood in ongoing acquisition hunt

Sam's Seafood Holdings Limited on Tuesday said it would acquire the Queensland seafood division of well known restaurant and supermarket supplier, Carter & Spencer Group for $2.2 million plus stock, funded through cash and scrip.

Sam's Seafood chairman Grahame Denovan said the Carter & Spencer division, Ocean Fresh Seafood is a major seafood operator based in Brisbane with an annual turnover of $15 million.

"Ocean Fresh specialises in supplying seafood to restaurants and major supermarkets, so this acquisition is very strategic for Sam's as it gives us further inroads into the supermarket distribution arena," he said.

"Ocean Fresh is a serious industry player which is a great fit for our existing group of businesses and will contribute strongly to our already market dominate position in Queensland."

Mr Denovan said the acquisition Ocean Fresh Seafood to be completed on 31 January 2003 following due diligence included the business, plant and equipment, and its associated land and buildings.

"Ocean Fresh will be funded through $1.2 million cash and $1 million vendor scrip, escrowed for 12 months," he said.

"It will be earnings per share positive from day one, so we are quite comfortable with the purchase price."

He said Ocean Fresh Seafood matched the board's requirements of searching for bolt-on businesses with a supermarket distribution element.

"We have been looking towards the quickly growing supermarket trade during construction of our new $4.5 million cold store which is due to open very soon," he said.

"The new state of the art warehouse will enable us to implement high levels of distribution and quality control systems and recycling procedures in an effort to achieve an industry leader status."

Mr Denovan said Ocean Fresh Seafood's operations would be revamped to take advantage of Sam's Seafood's new value adding division.

"The facility will have partly and fully prepared, ready to eat seafood products for the supermarket and restaurant category," he said.

"This should see huge growth potential for fresh seafood packaging and supplies, not only in regional Australia but also in overseas markets."

Mr Denovan said the acquisition was part of the company's strategy to grow all divisions equally and responsibly to minimise and spread risk evenly throughout the group.

"The acquisition will see Sam's placed as one of Australia's largest seafood companies and will add further momentum to our industry consolidation strategy that we began last financial year," he said.

"We will implement the Sam's Seafood business management plan on this latest acquisition, as this strategy has proven to be successful for us in our expansion to date."

He said Sam's Seafood would continue to look at potential bolt-on seafood businesses, with possible sites being investigated in other States.

"We are considering other possible complementary acquisitions, some much larger than Ocean Fresh and we will keep the market informed as these deals develop further," he said.

"We want to bolt on many more seafood businesses to our already fast expanding base in Queensland and the board has a strong commitment to grow a national fresh quality-controlled seafood distribution network."

Mr Denovan said consolidation of the Ocean Fresh business would take three months beginning in February and would strengthen Sam's management seafood team to over 280 for the group.

Sam's Seafood listed on the Australian Stock Exchange on December 21, 2001 and has since seen its share price grow from $1.00 to trade around $5.00, giving the company a market capitalisation of $115 million.

"We are very pleased with the way all of our business divisions are performing so far this year and we have seen some excellent results," he said.

"The board believes on our current business that we will quite comfortably increase net profit after tax by 30 percent to $2.3 million on revenue of $55 million this year."

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Background – Sam's Seafood Holdings Ltd

Sam's Seafood Holdings Ltd is a vertically integrated seafood business based in Brisbane, with operations from commercial fishing, processing, retail, wholesaling and export of Australian seafood.

The Sam's Seafood group includes processing, retail and wholesale outlets in Brisbane, Noosa and Gladstone, along with a restaurant at Redcliffe and distribution unit servicing south east Queensland with seafood and smallgoods.

Sam's state-of-the art cold store and processing facility being built at Eagle Farm in Brisbane will turn around 300 pallets a day, while the new stainless steel 550 sq metre processing unit will handle up to 10,000 kgs of fish products a week.

For further information –
Grahame Denovan
Chairman, Sam's Seafood Holdings Ltd
(0418) 212 474

Released through –
Starlink Media Pty Ltd
Diana Taylor
(0408) 639 130